PRICING TERM SHEET Dated April 5, 2013

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187610

Supplementing the Preliminary

Prospectus Supplement

dated April 4, 2013 and the

Prospectus dated March 29, 2013

Colony Financial, Inc.

$175,000,000

5.00% Convertible Senior Notes due 2023

This pricing term sheet supplements Colony Financial, Inc.‘s preliminary prospectus supplement, dated April 4, 2013 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 5.00% Convertible Senior Notes due 2023 (the “Notes”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Colony” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Colony Financial, Inc. and not its subsidiaries.

Issuer:	Colony Financial, Inc., a Maryland corporation

Title of Notes:	5.00% Convertible Senior Notes due 2023

Ticker / Exchange:	CLNY / New York Stock Exchange (the “NYSE”)

Notes Offered:	$175,000,000 principal amount of 5.00% Convertible Senior Notes due 2023 (plus up to an additional $25,000,000 principal amount if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any)

Maturity:	April 15, 2023, unless earlier repurchased or redeemed by us or converted

Issue Price:	100%

Trade Date:	April 5, 2013

Expected Settlement Date:	April 10, 2013

Underwriting Discounts and Commissions:	3%

Interest Rate:	5.00% per year. Interest will accrue from the date of issuance (which is scheduled for April 10, 2013)

Interest Payment Dates:	Each April 15 and October 15, beginning on October 15, 2013

Interest Payment Record Dates:	Each April 1 and October 1, beginning on October 1, 2013

NYSE Last Reported Sale Price on April 4, 2013:	$21.45 per share of the Issuer’s common stock

Conversion Premium:	Approximately 10% above the NYSE last reported sale price on April 4, 2013

Initial Conversion Rate:	42.3819 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $23.60 per share of the Issuer’s common stock

Optional Redemption:	The Notes will be subject to redemption at the Issuer’s option, in whole or in part, on any business day on or after April 22, 2020 if the last reported sale price of the Issuer’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

Joint Book-Running Managers:	Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC

CUSIP / ISIN:	19624RAA4 / US19624RAA41

Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $169.4 million (or approximately $193.7 million if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any, in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to acquire our target assets in a manner consistent with our investment strategies and investment guidelines and for working capital and general corporate purposes.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock price

Effective Date	$21.45	$22.00	$23.00	$24.00	$25.00	$26.00	$27.00	$28.00	$29.00	$30.00	$32.00	$34.00

April 10, 2013	4.2381	4.2381	4.0703	3.1707	2.4334	1.8348	1.3552	0.9773	0.6853	0.4661	0.1956	0.0715

April 15, 2014	4.2381	4.2381	3.7653	2.9051	2.2035	1.6362	1.1848	0.8328	0.5664	0.3684	0.1318	0.0280

April 15, 2015	4.2381	4.2381	3.5379	2.7087	2.0320	1.4892	1.0624	0.7312	0.4832	0.3038	0.0975	0.0131

April 15, 2016	4.2381	4.2381	3.3697	2.5590	1.9026	1.3756	0.9620	0.6467	0.4148	0.2499	0.0703	0.0019

April 15, 2017	4.2381	4.2381	3.2899	2.4837	1.8304	1.3088	0.9018	0.5918	0.3646	0.2071	0.0435	0.0000

April 15, 2018	4.2381	4.2381	3.3116	2.4915	1.8339	1.3064	0.8966	0.5878	0.3649	0.2127	0.0559	0.0017

April 15, 2019	4.2381	4.2381	3.3457	2.5001	1.8139	1.2691	0.8499	0.5358	0.3134	0.1661	0.0251	0.0000

April 15, 2020	4.2381	4.2381	3.3779	2.4623	1.7231	1.1340	0.6867	0.3648	0.1514	0.0238	0.0000	0.0000

April 15, 2021	4.2381	4.2381	3.4171	2.4705	1.7053	1.1018	0.6469	0.3252	0.1159	0.0000	0.0000	0.0000

April 15, 2022	4.2381	4.2381	3.1951	2.2238	1.4642	0.8875	0.4714	0.1943	0.0341	0.0000	0.0000	0.0000

April 15, 2023	4.2381	3.0726	1.0964	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the next higher and next lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $34.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•

if the stock price is less than $21.45 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 46.6200 shares of our common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Fourth Amendment to Amended and Restated Credit Agreement

On April 4, 2013, the Issuer and certain of its subsidiaries entered into a Fourth Amendment (the “Fourth Amendment”) to the Amended and Restated Credit Agreement, dated September 1, 2011 (the “Credit Agreement”), by and among the Issuer, certain of its subsidiaries, Bank of America, N.A., as lender and administrative agent, and the other lenders party thereto. The Fourth Amendment modifies a provision of the Credit Agreement restricting the Issuer’s ability to create or incur certain types of indebtedness by excepting from such provision the issuance of the Notes.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy Notes nor shall there be any sale of these Notes in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these Notes under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated March 29, 2013, and a preliminary prospectus supplement, dated April 4, 2013) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the Preliminary Prospectus Supplement and the accompanying Prospectus if you request it by contacting Goldman, Sachs & Co. by telephone at (866) 471-2526, BofA Merrill Lynch by telephone at (866) 500-5408, Credit Suisse by telephone (toll free) at (800) 221-1037, or J.P. Morgan Securities LLC by telephone at (866) 803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.